Filed pursuant to Rule 433
Registration No. 333-133852
BANK OF AMERICA CORPORATION
7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L
FINAL TERM SHEET
Dated January 24, 2008

Issuer:	Bank of America Corporation

Security:	Shares of Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L (the “Preferred Stock”)

Number of Shares Issued:	6,000,000 Shares

Overallotment Option (Shares):	900,000 Shares

Liquidation Preference Per Share:	$1,000

Aggregate Liquidation Preference Offered (Pre-Overallotment):	$6,000,000,000

Aggregate Liquidation Preference Offered (Post-Overallotment):	$6,900,000,000

Maturity:	Perpetual

Dividend Rate (Non-Cumulative):	7.25% on the per share liquidation preference of $1,000 per share

Dividend Payment Dates:	January 30, April 30, July 30, and October 30 of each year, beginning April 30, 2008

Day Count:	30/360

Expected Ratings:	Aa3 (Moody’s) / A+ (S&P) / AA- (Fitch)

Conversion Right:	Each share of the Preferred Stock may be converted at any time, at the option of the holder, into 20.0000 shares of common stock (which reflects an initial conversion price of $50.00 per share of common stock, which is approximately a 25% premium over the VWAP of the Issuer’s common stock from 2:30 p.m. EST on January 23, 2008 to 4:00 p.m. on the pricing date of the offering) plus cash in lieu of fractional shares, subject to anti-dilution adjustments

Conversion at Issuer’s option:	On or after January 30, 2013, the Issuer may, at its option, at any time or from time to time cause some or all of the Preferred Stock to be converted into shares of common stock at the then-applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of common stock exceeds 130% of the then-applicable conversion price of the Preferred Stock. If the Issuer exercises its right to cause the automatic conversion of the Preferred Stock on January 30, 2013, it will still pay any dividend payable on January 30, 2013 to the applicable holders of record.

Conversion Upon Fundamental Change:	In lieu of receiving the make-whole shares, if the reference price in connection with a make-whole acquisition is less than the applicable conversion price (a “fundamental change”), a holder may elect to convert Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $19.95, which is 50% of the closing price of the Issuer’s common stock on the date of the prospectus supplement, subject to adjustment (the “base price”). If the reference price is less than the base price, holders will receive a maximum of 50.1253 shares of common stock per share of Preferred Stock, subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Preferred Stock

Make-whole Shares Upon Certain Acquisitions:	The following table sets forth the number of make-whole shares per share of Preferred Stock for each stock price and effective date set forth below:

	Stock Price
Effective Date	$40.00	$ 41.00	$ 42.00	$ 44.00	$ 47.00	$ 50.00	$ 60.00	$ 80.00	$110.00	$150.00	$200.00
1/24/2008	5.0000	4.7993	4.6190	4.2023	3.6851	3.2540	2.1450	1.0450	0.5164	0.2765	0.1468
1/30/2009	5.0000	4.7512	4.4643	4.1386	3.5702	3.1760	2.0317	0.9563	0.4682	0.2480	0.1285
1/30/2010	5.0000	4.6439	4.2929	3.9886	3.3830	2.9300	1.7617	0.6462	0.2287	0.1033	0.0390
1/30/2011	5.0000	4.6049	4.2429	3.9250	3.3170	2.8040	1.5650	0.5300	0.1964	0.1067	0.0500
1/30/2012	5.0000	4.5780	4.2405	3.8386	3.2596	2.5840	1.2667	0.2313	0.0755	0.0429	0.0206
1/30/2013	5.0000	4.5366	4.2214	3.7932	3.1660	2.5260	1.0217	0.0000	0.0000	0.0000	0.0000
Thereafter	5.0000	4.5366	4.2214	3.7932	3.1660	2.5260	1.0217	0.0000	0.0000	0.0000	0.0000
The exact stock price and effective dates may not be set forth in the table, in which case:
•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $200.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock; and

•	if the stock price is less than $40.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock.

Trade Date:	January 24, 2008

Settlement Date:	January 29, 2008 (DTC)

Public Offering Price:	$1,000 per share

Underwriting Commissions:	$20.00 per share

Net Proceeds (before expenses) to Bank of America Corporation	$5,880,000,000

Sole Manager:	Banc of America Securities LLC

Listing:	The Issuer has applied to list the Preferred Stock on the NYSE under the symbol “BAC PrL.” If the application is approved, the Issuer expects trading to begin within 30 days of January 29, 2008, the original issue date. The Issuer’s common stock is listed on the NYSE under the symbol “BAC”

CUSIP for the Preferred Stock:	060505 682

Simultaneous Offerings:	On January 24, 2008, the Issuer also priced an offering of 6,000,000 depositary shares, each representing a 1/25th interest in a share of the Issuer’s Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K, with an aggregate liquidation amount of $6,000,000,000.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the manager will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury — Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.

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